07023150

Morgan

The Morgan Crucible Company plc

25th April 2007

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Annual Information Update
Released	08:30 25-Apr-07
Number	4597V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:4597V
Morgan Crucible Co PLC
25 April 2007

The Morgan Crucible Company plc

Annual Information Update for the period 1 April 2006 up to and including 31 March 2007.

In conformity with the UK Financial Services Authority Prospectus Rule 5.2, The Morgan Crucible Company plc ("the Company") announces that the following information has been published or made available to the public during the defined period in accordance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Annual Information Update was up to date at the time of publication, but some information may now be out of date.

Stock Exchange Announcements

Details of announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website (www.londonstockexchange.com/marketnews) or from the Investors Regulatory Announcement page on the Company's website (www.morgancrucible.com). The regulatory announcements made during the defined period were:

Date Brief Description of Announcements

30/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

29/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

28/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

28/03/2007 Holding(s) in Company - Vidacos Nominees

28/03/2007 Annual Report and Accounts 2006

27/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

20/03/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

20/03/2007 Director/PDMR Shareholding - Notification of Transactions of Directors

20/03/2007 Holding(s) in Company - Aegon UK Group

19/03/2007 Transaction in Own Shares - Purchase for Cancellation of 100,000 Share

16/03/2007 Holding(s) in Company - Lloyds TSB Group PLC

14/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

08/03/2007 Transaction in Own Shares - Purchase for Cancellation of 125,000 Share

08/03/2007 Blocklisting Interim Review - Sharesave and Executive Share Schemes

07/03/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

06/03/2007 Transaction in Own Shares - Purchase for Cancellation of 180,000 Share

05/03/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

05/03/2007 Holding(s) in Company - Schroders plc

02/03/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

26/02/2007 Director/PDMR Shareholding - Bali Banda - Sale of Shares

23/02/2007 Holding(s) in Company - Legal & General Assurance

23/02/2007 Statement re Norton facility - Consideration of Proposal to Cease Manufacturing

20/02/2007 Final Results - Preliminary Results for the Year Ended 4 January 2007

07/02/2007 Transaction in Own Shares - Purchase for Cancellation of 10,000 Shares

07/02/2007 Holding(s) in Company - Schroders plc

05/02/2007 Transaction in Own Shares - Purchase for Cancellation of 155,000 Share

02/02/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

01/02/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

31/01/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

26/01/2007 Transaction in Own Shares - Purchase for Cancellation of 125,000 Share

24/01/2007 Transaction in Own Shares - Purchase for Cancellation of 100,000 Share

24/01/2007 Director/PDMR Shareholding - Notification of Transactions of Directors

23/01/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

22/01/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

19/01/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

18/01/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

17/01/2007 Transaction in Own Shares - Purchase for Cancellation of 150,000 Share

16/01/2007 Holding(s) in Company - Schroders plc

15/01/2007 Transaction in Own Shares - Purchase for Cancellation of 250,000 Share

15/01/2007 Director/PDMR Shareholding - Notification of Transactions of Directors

15/01/2007 Holding(s) in Company - Vidacos Nominees

12/01/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

11/01/2007 Transaction in Own Shares - Purchase for Cancellation of 250,000 Share

10/01/2007 Transaction in Own Shares - Purchase for Cancellation of 275,000 Share

09/01/2007 Transaction in Own Shares - Purchase for Cancellation of 250,000 Share

08/01/2007 Director/PDMR Shareholding - Notification of Transactions of Directors

05/01/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

04/01/2007 Transaction in Own Shares - Purchase for Cancellation of 250,000 Share

03/01/2007 Transaction in Own Shares - Notification of Start of Non-Discretionary Programme to Purchase Ordinary Shares

03/01/2007 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

21/12/2006 Transaction in Own Shares - Purchase for Cancellation of 200,000 Share

20/12/2006 Total Voting Rights - Disclosure and Transparency Figure

20/12/2006 Director/PDMR Shareholding - Notification of Transactions of Directors

18/12/2006 Director/PDMR Shareholding - Notification of Transactions of Directors

14/12/2006 Director/PDMR Shareholding - Notification of Transactions of the Trust

11/12/2006 Director/PDMR Shareholding - Notification of Transactions of the Trust

07/12/2006 Director/PDMR Shareholding - Notification of Transactions of the Trust

04/12/2006 Trading Statement - Pre-close Trading Update

24/11/2006 Directorate Change - Appointment of Tim Stevenson as Chairman

09/11/2006 Holding(s) in Company - Vidacos Nominees

09/11/2006 Director/PDMR Shareholding - Notification of Transactions of the Trust

08/11/2006 Holding(s) in Company - Chase Nominees Ltd

07/11/2006 Holding(s) in Company - Vidacos Nominees

25/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

23/10/2006 Termination of offer period - Relating to Initial Approach

23/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

20/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

20/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

19/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

19/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

18/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

18/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

17/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

16/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

16/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

13/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

12/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

12/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

11/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

11/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

10/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

09/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

06/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

06/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

05/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

04/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

03/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

02/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

02/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

02/10/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

29/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

29/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

28/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

27/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

26/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

26/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

25/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

22/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

22/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

21/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

21/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

20/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

19/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

18/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

15/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

15/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Aviva PLC

14/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

13/09/2006 Statement re Possible Offer - Not Now Being Made

13/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

13/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

13/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

12/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

12/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

11/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

08/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

07/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

07/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

06/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

06/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

05/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

05/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

04/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

01/09/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

31/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

30/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

30/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

29/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

29/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

25/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

24/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

23/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

22/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

22/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

21/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Barclays PLC

21/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

21/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

21/08/2006 Holding(s) in Company - Vidacos Nominees

18/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

18/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

17/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Aviva PLC

17/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

17/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

16/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

16/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

15/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

14/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

11/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

11/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

10/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

10/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Lloyds TSB Group PLC

10/08/2006 Holding(s) in Company - Classic Fund Management AG

09/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

09/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

08/08/2006 Rule 8.1 City Code on Takeovers & Mergers - Barclays PLC

08/08/2006 Rule 8.3 City Code on Takeovers & Mergers - Schroders PLC

08/08/2006 Rule 2.10 City Code on Takeovers & Mergers - Shares in Issue

07/08/2006 Statement re Possible Offer - Confirming Preliminary Approach

03/08/2006 Interim Results - For Half Year Ended 4 July 2006

28/07/2006 Blocklisting Interim Review - Sharesave and Executive Share Schemes

24/07/2006 Holding(s) in Company - Vidacos Nominees

11/07/2006 Holding(s) in Company - Vidacos Nominees

30/06/2006 Director Declaration - Kevin Dangerfield

29/06/2006 Holding(s) in Company - Vidacos Nominees

28/06/2006 Holding(s) in Company - Lazard Asset Management LLC Group

28/06/2006 Trading Update - In Advance of the Half Year Report

12/06/2006 Holding(s) in Company - Notification of Transactions of the Trust

09/06/2006 Holding(s) in Company - Schroders PLC

09/06/2006 Holding(s) in Company - Citibank Nominees Limited

30/05/2006 Holding(s) in Company - Notification of Transactions of the Trust

24/05/2006 Holding(s) in Company - Notification of Transactions of the Trust

24/05/2006 Holding(s) in Company - Citibank Nominees Limited

23/05/2006 Director/PDMR Shareholding - Notification of Transactions of Directors

11/05/2006 Director/PDMR Shareholding - Jeanne Wright - Sale of Shares

05/05/2006 Director/PDMR Shareholding - James Phillip Wright - Sale of Shares

02/05/2006 Holding(s) in Company - Vidacos Nominees

28/04/2006 Document Viewing Facility - Resolutions Passed at Annual General Meeting Available for Inspection

24/04/2006 Rugby Site Visit - Investors Visit to the Plant in Rugby, UK

21/04/2006 Annual General Meeting Voting Results 2006

21/04/2006 Chairman's Annual General Meeting Statement 2006

19/04/2006 Annual Information Update - List of Public Disclosure

04/04/2006 Director/PDMR Shareholding - Dr Andrew Joseph Hosty, Bridget Theresa Hosty - Sale of Shares

03/04/2006 Acquisition - Purchase of the Vesuvius Ceramics Fibres Business from Cookson Group plc by the Company's Insulating Ceramics Division

Documents Filed with Companies House

The Company has submitted the following filings to the UK Registrar of Companies at Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ (0870 3333636) or, if you are a registered user, they may be viewed and downloaded using Companies House Direct (www.direct.companieshouse.gov.uk). The Companies House filings made during the defined period were:

Date Brief Description of Filings

30/03/2007 Form 169 - Return by a Company Purchasing its Own Shares

19/03/2007 Form 169 - Return by a Company Purchasing its Own Shares

26/02/2007 Form 169 - Return by a Company Purchasing its Own Shares

16/02/2007 Form 169 - Return by a Company Purchasing its Own Shares

14/02/2007 Form 169 - Return by a Company Purchasing its Own Shares

09/01/2007 Form 288a - Appointment of Company Secretary

09/01/2007 Form 288b - Resignation of Company Secretary

14/12/2006 Form 288b - Resignation of a Director

14/12/2006 Form 288a - Appointment of a Director

13/11/2006 Form 88(2) - Return of Allotment of Shares

13/11/2006 Form 88(2) - Return of Allotment of Shares

24/08/2006 Form 288a - Appointment of a Director

24/08/2006 Form 288b - Resignation of a Director

15/08/2006 Form 88(2) - Return of Allotment of Shares

08/08/2006 Form 88(2) - Return of Allotment of Shares

26/07/2006 Form 88(2) - Return of Allotment of Shares

08/08/2006 Form 363s - Annual Return

18/07/2006 Form 88(2) - Return of Allotment of Shares

18/07/2006 Form 88(2) - Return of Allotment of Shares

17/05/2006 Form 88(2) - Return of Allotment of Shares

08/05/2006 Report and Accounts 2005

08/05/2006 Ordinary and Special Resolutions Passed at AGM

19/04/2006 Form 88(2) - Return of Allotment of Shares

19/04/2006 Form 88(2) - Return of Allotment of Shares

19/04/2006 Form 88(2) - Return of Allotment of Shares

19/04/2006 Form 88(2) - Return of Allotment of Shares

Documents sent to Shareholders

The Company sent the following documents to its shareholders during the defined period:

Date Brief Description of Documents

28/03/2007 Annual Report and Accounts 2006, Shareholder Circular Incorporating Notice of Annual General Meeting and Form of Proxy

03/08/2006 Interim Report 2006

The Company's Annual Report for 2006, together with the Notice of Annual General Meeting and Form of Proxy may be viewed and downloaded from the Shareholder Services Downloadable Forms page on the Company's website (www.morgancrucible.com).

All of the documents sent to shareholders were filed with the Financial Services Authority's Document Viewing Facility and can be viewed at the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Documents filed with the US Securities and Exchange Commission ("SEC")

Rule 12g3-2(b) provides an exemption from registration under section 12(g) of

the Securities and Exchange Act 1934. The SEC maintains a list of foreign issuers that have submitted information under the exemption relating to certain foreign securities. The rule requires the issuer to provide the SEC with information that it 1) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organised; 2) has filed or is required to file with a stock exchange on which its securities are traded and that were made public by such exchange; and/or 3) has distributed or it is required to distribute to its security holders.

Accordingly, the Company files hard copies of its UK regulatory filings and shareholder circulars with the US Securities and Exchange Commission.

Details of the filings made by the Company can be viewed on the SEC website (www.sec.gov/edgar/searchedgar/webusers.htm).

Enquiries:

Victoria Gould
The Morgan Crucible Company plc
01753 837 000

Robin Walker
Finsbury
0207 251 3801

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